UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 24)*


                                  LABONE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $ .01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   50540L 10 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           /  / Rule 13d-1(b)
           /  / Rule 13d-1(c)
           /X / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
-------------------------------------------------------------------------------

CUSIP NO. 50540L 10 5

                               Page 1 of 5 pages

-------------------------------------------------------------------------------
(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

           William D. Grant
-------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group        (a) / /
                                                              (b) / /
      Inapplicable
-------------------------------------------------------------------------------
(3)   SEC Use Only
-------------------------------------------------------------------------------
(4)   Citizenship or Place of Organization

      United States
-------------------------------------------------------------------------------
                (5)  Sole Voting Power
                     903,217
Number of Shares
Beneficially    -------------------------------------------------------------
Owned by        (6)  Shared Voting Power
Each                 916,936
Reporting
Person          -------------------------------------------------------------
With:           (7)  Sole Dispositive Power
                     903,217
           -------------------------------------------------------------
                (8)  Shared Dispositive Power
                     916,936
-------------------------------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned By Each Reporting Person

      1,820,153
-------------------------------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      / /
-------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row (9)

      16.8%

-------------------------------------------------------------------------------
(12)  Type of Reporting Person

      IN
-------------------------------------------------------------------------------


                               Page 2 of 5 pages

ITEM 1.

      (a)  Name of Issuer:

           LabOne, Inc. ("Issuer")

      (b)  Address of Issuer's Principal Executive Offices:

           10101 Renner Boulevard
           Lenexa, Kansas  66219

ITEM 2.

      (a)  Name of Person Filing:

           William D. Grant

      (b)  Address of Principal Business Office or, if none, Residence:

           One Ward Parkway
           Suite 130
           Kansas City, MO  64112

      (c)  Citizenship:

           United States

      (d)  Title of Class of Securities:

           Common Stock, $ .01 par value per share ("Common Stock")

      (e)  CUSIP Number:

           50540L 10 5

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

           Not applicable.


                               Page 3 of 5 pages

ITEM 4.    Ownership.

      (a)  Amount Beneficially Owned: 1,820,153 shares.

                The amount of shares reported as beneficially owned includes:
           (i) 478,237 shares held by three family trusts, for which the reporting person acts as co-trustee with UMB Bank, N.A., Kansas City, Missouri, and in that capacity shares voting and investment powers;
           (ii) 295,158 shares held by two family trusts, as to which the reporting person has the right to direct the voting and disposition of such shares, and therefore shares voting and investment powers with the trustee, UMB Bank, N.A.; (iii) 60,649 shares held by a trust for the benefit of a niece, for which the reporting person acts as co-trustee with UMB Bank, N.A., and in that capacity shares voting and investment powers, as to which shares the reporting person disclaims beneficial ownership; and (iv) 82,892 shares owned by the reporting person's wife, as to which shares the reporting person disclaims beneficial ownership. Excludes any shares owned by WCAS which are subject to the Voting Agreement described in Item 6.

      (b)  Percent of Class: 16.8%

      (c)  Number of shares as to which the person has:

           (i)  sole power to vote or to direct the vote: 903,217

           (ii) shared power to vote or to direct the vote:  916,936

           (iii)sole power to dispose or to direct the disposition of: 903,217

           (iv) shared power to dispose or to direct the disposition of: 916,936

ITEM 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

ITEM 6.    Ownership of More Than Five Percent on Behalf of Another Person.

           Each trust described in Item 4 (a) hereof has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 834,044 shares of Common Stock of the Issuer held by such trust.

           All the shares described in Item 4(a) and (c) of this Amended
           Schedule 13G/A are subject to the voting restrictions described in that certain Voting Agreement ("Voting Agreement"), dated as of August 31, 2001, among Welsh, Carson, Anderson & Stowe IX, L.P. ("WCAS IX") and (i) the Reporting Person as trustee or co-trustee of the trusts described in Item 4(a) and certain accounts for which the Reporting Person holds shares in street name and (ii) certain other persons related to the Reporting person (collectively "Grant Family Members"). Pursuant to the Voting Agreement, (i) WCAS IX has agreed to vote its shares of Common Stock and its shares of Series B-1 Preferred Stock in favor of Grant Family

                               Page 4 of 5 pages

           Members' nominees for board of directors of the Issuer and (ii) the Grant Family Members have agreed to vote their shares of Common Stock in favor of Company Shareholder Approval (as defined below) and WCAS IX's nominees for the board of directors of the Issuer. The term "Company Shareholder Approval" means shareholder approval of the proposals listed in the Proxy Statement of the Issuer dated December 21, 2001 and filed with the Securities and Exchange Commission on December 21, 2001.

           The Voting Agreement terminates on August 31, 2008.

           Effective August 31, 2001, the Reporting Person resigned as a member of the board of directors of the Issuer.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

ITEM 8.    Identification and Classification of Members of the Group.

           Not applicable.

ITEM 9.    Notice of Dissolution of Group.

           Not applicable.

ITEM 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /s/ W. D. Grant
                               -------------------------------------------
                               W. D. Grant

Dated:  February 14, 2002


                               Page 5 of 5 pages